Richard B. Aftanas To Call Writer Directly: (212) 446-4722 richard.aftanas@kirkland.com	601 Lexington Avenue New York, New York 10022 (212) 446-4800 www.kirkland.com	Facsimile: (212) 446-4900

June 6, 2017

VIA COURIER AND EDGAR

Barbara C. Jacobs
Assistant Director
Office of Information Technologies and Services
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re:	Micro Focus International plc Draft Registration Statement on Form F-4 Confidentially Submitted April 25, 2017 CIK No. 0001359711

Dear Ms. Jacobs:

On behalf of our client Micro Focus International plc, a public limited company incorporated in England and Wales (the “Company” or “Micro Focus”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended, and the rules promulgated thereunder, the Company will confidentially submit to the Securities and Exchange Commission (the “Commission”), on June 6, 2017, a revised draft (“Draft No. 2”) of the above-captioned Draft Registration Statement on Form F-4 of the Company, which was originally confidentially submitted to the Commission on April 25, 2017 (the “Registration Statement”).

Draft No. 2 reflects certain revisions to the Registration Statement in response to the comment letter, dated May 23, 2017, from the staff of the Commission (the “Staff”) and to oral comments from the Staff by teleconference on May 25, 2017. In addition, Draft No. 2 updates certain other disclosures contained in the Registration Statement. The numbered paragraphs below set forth the Staff’s comments together with the Company’s responses. Page numbers in the Company’s responses correspond to page numbers in Draft No. 2. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in Draft No. 2.

June 6, 2017

Cover Page

1.
Staff’s comment: Please briefly describe the formula used to calculate the number of shares to be issued as merger consideration and describe the result you are attempting to achieve through the use of this formula.

Response: The Company respectfully advises the Staff that the number of ordinary shares of the Company to be issued in the Merger is calculated pursuant to the following formula: (i) the number of outstanding ordinary shares of the Company on a fully diluted basis immediately prior to the closing of the Merger, multiplied by (ii) the quotient of 50.1% divided by 49.9%, such that the number of ordinary shares of the Company to be issued in the Merger and registered pursuant to the Registration Statement represents 50.1% of all outstanding ordinary shares of the Company on a fully diluted basis after giving effect to the issuance.

Questions and Answers about the Transactions

“Q: How will the Transactions impact the future liquidity and capital resources…,” page 10

2.	Staff’s comment: To the extent known, quantify the significant one-time costs that Micro Focus is expected to incur in connection with the transactions.

Response: The Company has revised the Registration Statement in response to the Staff’s comment. Please see page 10 of Draft No. 2.

Summary

HPE’s Reasons for the Separation, the Distribution and the Merger, page 23

3.
Staff’s comment: We note your disclosures on pages 23 and 185 describing HPE’s reasons for the transaction.  Among other reasons, you state that you expect the transactions to improve operating efficiencies to enable HPE Software, combined with Micro Focus, to accelerate financial and operational performance.  For balanced disclosure, discuss how business challenges experienced by HPE Software impacted its decision to separate this segment to Micro Focus, and how this would potentially allow the combined entity to more effectively address such challenges.

Response: The Company has revised the Registration Statement in response to the Staff’s comment. Please see pages 23 and 187 of Draft No. 2.

Merger Consideration, page 23

4.	Staff’s comment: Provide a clear description of the exchange ratio, and consider providing an illustrative example of how this exchange ratio will be impacted by the distribution ratio.

Response: The Company has revised the Registration Statement in response to the Staff’s comment. Please see pages 23 and 24 of Draft No. 2.

June 6, 2017

Risk Factors

“The Group has entered into various acquisitions and dispositions ...,” page 47

5.	Staff’s comment: Your risk factor discussion addresses acquisition-related risks. Advise whether you considered any material implications relating to the Autonomy business on the combined company.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that under the Separation and Distribution Agreement, liabilities resulting from past, present and future claims, actions or other proceedings arising from HP Inc.’s acquisition of Autonomy Corporation plc (“Autonomy”), or any other liabilities arising from such acquisition process and its consummation, will be retained by HPE in the Separation and will not transfer to Seattle or the Company in connection with the Transactions. Accordingly, the Company does not believe there will be material risks to the Enlarged Group arising from the Autonomy acquisition.

“Following Closing, the Group is likely to be deemed to operate ...,” page 48

6.	Staff’s comment: You state that HPE Software currently derives a portion of its revenue from classified contracts. Revise your disclosure to quantify such percentage, if material.

Response: The Company has revised the Registration Statement in response to the Staff’s comment. Please see page 59 of Draft No. 2.

“Exposure to political developments in the United Kingdom ...,” page 48

7.
Staff’s comment: You describe the results of the United Kingdom’s referendum on membership in the European Union and provide a generalized discussion of the resulting risks. To the extent that as a company organized and headquartered in the United Kingdom and doing business in the European Union there are any specific risks to your business that are reasonably likely to result from these developments, disclose those risks. In this regard, we note that you have significant facilities in Prague, Czech Republic; Cluj-Napoca, Romania; Sofia, Bulgaria; and Boeblingen, Germany, and that your revenue breakdown by geographical region on page F-48 indicates that during 2016 you generated approximately, $136 million in Germany, and $50 million in France.

Response: The Company has a cross functional working group that monitors risks associated with the United Kingdom’s referendum on membership in the European Union.  This working group has reviewed, and continues to review, the effects that the referendum is reasonably likely to have on the Company.  Overall there is a significant level of uncertainty about the future of the relationship between the United Kingdom and the European Union and it is too early to determine the effects that any changes to that relationship will have on the reported results and financial position of the Company and how significant any such effects will be. Currently, the Company believes that there are not any specific material known risks reasonably likely to result from the referendum and as such does not believe additional disclosure is required.

June 6, 2017

“Seattle and Micro Focus will be subject to potentially significant restrictions ...,” page 55

8.
Staff’s comment: We note your disclosure indicating that the Tax Matters Agreement may impact your ability to effect certain acquisitions or mergers. We also note your disclosures in the ultimate paragraph of page 110 describing your acquisition strategies. To the extent material, revise your disclosure to present a separately captioned risk factor discussing in further detail the impact of the Tax Matters Agreements on your acquisition strategies, and what types of transactions would be impacted by such restrictions.

Response: The Company has revised the Registration Statement in response to the Staff’s comment. Please see page 55 of Draft No. 2. The Company respectfully advises the Staff that it believes the caption of the risk factor adequately discloses the impact of the Tax Matters Agreement on the Company’s acquisition strategies and the types of transactions that would be impacted by such restrictions.

Information on Micro Focus, page 73

9.	Staff’s comment: Describe any seasonality impacting Micro Focus’s business. Refer to Item 4.B.3 of Form 20-F.

Response: The Company has revised the Registration Statement in response to the Staff’s comment. Please see page 73 of Draft No. 2.

Acquisitions and Investments, page 74

10.
Staff’s comment: We note your disclosure stating that “in each case,” your management team has successfully integrated the new business into its then existing operations and executed a program of targeted cost cutting and/or restructuring in order to improve operational efficiencies and group profitability. Please balance your disclosure to address any significant challenges encountered during these integrations, and discuss any instances where the desired integration results were not obtained or where efforts to improve operations and profitability were unsuccessful, if material.

Response: The Company has revised the Registration Statement in response to the Staff’s comment. Please see page 75 of Draft No. 2.

June 6, 2017

Information on HPE Software

Backlog, page 87

11.
Staff’s comment: You state that HPE Software believes that any backlog is not a meaningful indicator of future business prospects due to its diverse product and service portfolio, and that therefore such information is not material to an understanding of its overall business. Please provide your analysis explaining why the dollar amount of your backlog is not material to your financial results.

Response: The Company respectfully advises the Staff that HPE Software defines backlog as current software license product orders which have not been shipped to customers.  Since HPE Software’s practice is to ship its products promptly upon receipt of purchase orders from customers, backlog is zero or negligible at the end of any quarterly or annual reporting period.

Government Contracts, page 88

12.	Staff’s comment: Revise your disclosure to describe and quantify the portion of your business that may be subject to renegotiation or termination at the election of the government, if material.

Response: The Company has revised the Registration Statement in response to the Staff’s comment. Please see page 88 of Draft No. 2.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Micro Focus

Business Overview, page 110

13.
Staff’s comment: Please consider expanding your overview to discuss material challenges and risks on which Micro Focus’s executives are most focused for both the short- and long-term. For example, discuss the impact of the shift to cloud-based applications and the rate of this shift on Micro Focus’ business. Also address any revenue growth challenges you may have experienced. In this regard, we note that Micro Focus’ management indicated that it expects to report revenues of flat to minus 2% for the year ended April 30, 2017. Refer to Item 5 to Form 20-F and for general guidance refer to Section III.A of SEC Release No. 33-8350.

Response: The Company has revised the Registration Statement in response to the Staff’s comment. Please see page 111 of Draft No. 2.

Combination with Seattle, page 111

14.	Staff’s comment: You refer to the combination as a Reverse Morris Trust transaction. Please briefly describe the characteristics and purposes of such transactions.

Response: The Company has revised the Registration Statement in response to the Staff’s comment. Please see page 111 of Draft No. 2.

June 6, 2017

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Seattle

Overview

Trends and Uncertainties, page 141

15.
Staff’s comment: You identify certain challenges facing Seattle’s business such as the market shift to cloud-related software. Discuss how this shift has impacted Seattle’s business, and whether this shift is impacting Seattle materially differently than its competitors.

Response: The Company has revised the Registration Statement in response to the Staff’s comment. Please see page 143 of Draft No. 2. The Company respectfully advises the Staff that the Company has been advised by HPE that HPE believes this shift is similarly impacting HPE Software and other mature enterprise software companies.

Results of Operations – Three Months ended January 31, 2017 and 2016

Net Revenue, page 147

16.
Staff’s comment: Please revise your disclosure to describe the process for calculating the change in percentage on a constant currency basis. This comment also applies to your disclosure on page 150. See Question 104.06 of the updated Non-GAAP Compliance and Disclosure Interpretations issued May 17, 2016.

Response: The Company has revised the Registration Statement in response to the Staff’s comment. Please see page 147 of Draft No. 2.

Operating Expenses, page 148

17.
Staff’s comment: You disclose that the changes in R&D, SG&A and amortization of intangible assets were primarily due to multiple factors including the divesture of the TippingPoint business. Please revise to quantify the relative contribution of each of these factors. This comment also applies to your disclosure of annual results of operations starting on page 152. Refer to Item 5A of Form 20-F and for general guidance refer to Section III.D of SEC Release No. 33-6835.

Response: The Company has revised the Registration Statement in response to the Staff’s comment. Please see pages 149 and 153 of Draft No. 2.

June 6, 2017

Results of Operations – Fiscal Years ended October 31, 2016, 2015 and

2014 Provision for (Benefit from) Taxes, page 153

18.
Staff’s comment: Please revise to provide explanations for the change in your effective tax rates from year to year. In this regard, while we note that your effective tax rate is impacted by lower rates in non-U.S. jurisdictions and changes in your uncertain tax positions, the reasons for changes in these contributing factors are not disclosed. In addition, please clarify how the intercompany royalty payment and licensing arrangement you disclose on page F-154 has impacted your effective tax rates from year to year and whether you are aware of any trends that might impact your effective tax rate in the future. We refer you to Item 5 of Form 20-F and for general guidance refer to Section III.B of SEC Release 33-8350.

Response: The Company has revised the Registration Statement in response to the Staff’s comment. Please see page 154 of Draft No. 2. Additionally, the Company respectfully advises the Staff that the Company has been advised by HPE that the intercompany royalty payments and licensing agreement do not have an impact on Seattle’s effective tax rate since those transactions only impact the timing of the intercompany payments and, correspondingly, the period in which they are reported on the applicable tax returns.  The Company has been advised by HPE that HPE is not aware of any trends that may impact Seattle’s effective tax rate in the future.

Unaudited Pro Forma Condensed Combined Financial Information

Notes to Unaudited Pro Forma Condensed Combined Financial Information

Note 2. Pro forma adjustments to Seattle’s financial statements

(a) Pro forma IFRS conversion adjustments, page 168

19.	Staff’s comment: Please revise to clarify the reason for the adjustments made to Seattle’s current tax liabilities and other noncurrent liabilities as of October 31, 2016.

Response: The Company has revised the Registration Statement in response to the Staff’s comment. Please see page 169 of Draft No. 2.

Note 3. Pro forma adjustments related to the Merger

(c) Preliminary purchase consideration and allocation, (iv), page 174

20.
Staff’s comment: Clarify the factors you considered in classifying amortization expense relating to core technology as selling and distribution expenses. Clarify if this classification is different than Seattle SpinCo, Inc.’s policy for classifying amortization relating to core technology.

Response: The Company has revised the Registration Statement in response to the Staff’s comment to reflect the classification of intangible asset amortization. Please see page 175 of Draft No. 2. The Company classifies amortization of core technology as research and development expenses under IFRS.

June 6, 2017

Under U.S. GAAP, Seattle historically classified all intangible asset amortization within Amortization of intangible assets; therefore, these amounts were reclassified out of Amortization of intangible assets and into research and development for accounting presentation conformity purposes in the Unaudited Pro Forma Condensed Combined Statement of Comprehensive Income to align with IFRS and the accounting policies of the Company.

Please see the Company’s response to Comment 30 for further information on the classification of intangible asset amortization.

The Transactions

Background of the Separation, the Distribution and the Merger, page 181

21.
Staff’s comment: Your board met on January 27, 2016 to discuss various strategic alternatives, including a sale or merger of HPE Software with a third party. You also indicate that during this meeting you considered a spin-off of HPE Enterprise Services. To the extent you also considered a spin-off for HPE Software, whereby it would not be merged with another company, revise your disclosure to clarify this, and describe why this option was not ultimately selected.

Response: The Company has revised the Registration Statement in response to the Staff’s comment. Please see page 183 of Draft No. 2.

22.
Staff’s comment: Please expand your disclosure to address when the parties discussed and determined that the Reverse Morris Trust was the preferred structure for the transaction. Include the reasons for this determination, and any tax-related benefits that led the parties to agree to this structure.

Response: The Company has revised the Registration Statement in response to the Staff’s comment. Please see page 184 of Draft No. 2.

23.
Staff’s comment: Please provide us with copies of all materials prepared by Goldman Sachs & Co., for use by the Board of Directors of HPE, and the materials prepared by J.P. Morgan Cazenove for use by the Board of Micro Focus, including copies of board books and all transcripts, summaries, and similar material.

Response: The written, confidential presentation materials prepared by Goldman Sachs & Co. (“Goldman”) for use by the HPE Board in connection with the Transactions on September 6, 2016 will be provided to the Staff under separate cover by counsel for Goldman on a confidential and supplemental basis pursuant to Rule 418 under the Securities Act of 1933, as amended, and Rule 12b-4 under the Securities Exchange Act of 1934, as amended. In accordance with such Rules, counsel for Goldman has requested, on behalf of HPE and Goldman, that the Staff return these materials upon completion of its review of such materials. Such materials are not, and will not be, filed with or deemed to be part of the Registration Statement, including any amendments thereto. By separate letter, counsel for Goldman also has requested confidential treatment of these materials pursuant to the provisions of 17 C.F.R. § 200.83.

June 6, 2017

The written, confidential presentation materials prepared by J.P. Morgan Cazenove for use by the Micro Focus Board in connection with the Transactions will be provided to the Staff under separate cover on a confidential and supplemental basis pursuant to Rule 418 under the Securities Act of 1933, as amended, and Rule 12b-4 under the Securities Exchange Act of 1934, as amended. In accordance with such Rules, counsel for Micro Focus has requested that these materials be returned promptly following completion of the Staff’s review thereof. Such materials are not, and will not be, filed with or deemed to be part of the Registration Statement, including any amendments thereto. By separate letter, Micro Focus will also request confidential treatment of these materials pursuant to the provisions of 17 C.F.R. § 200.83.

24.
Staff’s comment: You state that in March 2016, the HPE Board elected to prioritize the Everett Transaction in order to ensure its successful execution. You also indicate that during meetings in spring and early summer 2016, HPE indicated that it would not be in a position to engage in discussions regarding a transaction involving HPE Software earlier than mid to late summer 2016. Clarify whether these determinations were related, as suggested in the first paragraph on page 182.

Response: The Company has revised the Registration Statement in response to the Staff’s comment. Please see page 182 of Draft No. 2.

25.
Staff’s comment: In late July and August 2016, HPE engaged in discussions with additional financial sponsors regarding a potential transaction involving HPE Software. Briefly describe the nature of and structure of the contemplated transaction.

Response: The Company has revised the Registration Statement in response to the Staff’s comment. Please see page 184 of Draft No. 2.

Micro Focus International plc Audited Consolidated Financial Statements

Consolidated Statements of Comprehensive Income, page F-30

26.
Staff’s comment: We note that your statement of comprehensive income presents separate columns for before exceptional items and exceptional items. We further note that you have disclosed an accounting policy for exceptional items which states, “[e]xceptional items are those significant items which are separately disclosed by virtue of their size, nature or incidence to enable a full understanding of the Group’s financial performance. Examples of transactions which may be considered of an exceptional nature include major restructuring programs, cost of acquisitions or the cost of integrating acquired businesses.” Please explain to us how the exclusion of the example transactions you describe from your presentation of a statement of comprehensive income before exceptional items presents a fair presentation of your financial performance. Specifically address IAS 1.15 and IAS 1.BC56 in your response. This comment also applies to your unaudited consolidated statements of comprehensive income on page F-3.

June 6, 2017

Response: The Company acknowledges the Staff’s comment and respectfully advises as follows. Paragraphs 97 and 98 of IAS 1 require companies to separately disclose material items of income or expense either in the statement of comprehensive income or in the notes to the financial statements. The Company refers to these material items within the Company’s consolidated financial statements as “exceptional items.” IAS 1 does not specify a method of presentation for disclosing such items in the statement of comprehensive income provided that it fairly presents the financial performance of the entity and is not misleading. Accordingly, the Company believes it has an obligation to users of the financial statements to provide meaningful and relevant information on the financial performance of the Company and has discretion to exercise its judgment to present such items in the manner it regards as the most appropriate to meet both the requirements of paragraphs 97 and 98 of IAS 1 and the principles underlying IAS 1.

The Company believes it meets this obligation by identifying certain items, given their size, nature, and incidence, that require separate presentation on the face of the consolidated statement of comprehensive income, together with thorough disclosure of the nature of these items in the notes to the consolidated financial statements, to give sufficient prominence to, but not more than the total column, and fairly present the different components of financial performance. This presentation allows readers of the consolidated financial statements to take these items into consideration when analyzing the Company’s financial performance.

When evaluating the appropriateness of separate presentation of these items on the face of the consolidated statement of comprehensive income, the Company considered the general financial statement requirements in paragraph 15 of IAS 1 and the presentation of results of operating activities in paragraph BC56 of the Basis for Conclusions that accompanies IAS 1 as follows:

•
Paragraph 15 of IAS 1 requires that financial statements present fairly the financial performance of an entity and that fair presentation requires the faithful representation of the effects of transactions, other events and conditions in accordance with the definitions and recognition criteria for assets, liabilities, income and expenses as set out in the framework. Paragraph 17 of IAS 1 further states that in virtually all circumstances, an entity achieves a fair presentation by compliance with applicable IFRS and also requires an entity to present information, including accounting policies, in a manner that provides relevant, reliable, comparable and understandable information. The Company believes that by presenting separate columns for before exceptional items and exceptional items, as permitted by paragraphs 97 and 98 of IAS 1, readers of the financial statements are provided with additional information that will assist them in understanding the Company’s financial performance that is presented in a manner that achieves fair presentation in accordance with paragraph 17 of IAS 1.

June 6, 2017

•
Paragraph BC56 of the Basis of Consolidations that accompanies IAS 1 states that where an entity elects to disclose the results of operating activities, or a similar line item, the entity should ensure that the amount disclosed is representative of activities that would normally be regarded as ‘operating’ and that it would be misleading and would impair the comparability of financial statements if items of an operating nature were excluded from the results of operating activities. Within the Company’s consolidated statement of comprehensive income, the total operating profit line is presented in accordance with paragraph 85 of IAS 1 as the Company believes it is relevant to understanding the Company’s financial performance. The total operating profit line includes all items of an operating nature in accordance with paragraph BC56 of the Basis of Consolidations that accompanies IAS 1 and the Company has not presented any activities that would normally be regarded as ‘operating’ below the total operating profit line in the consolidated statement of comprehensive income. As mentioned above, IAS 1 does not specify a method of presentation for disclosing exceptional items in the statement of comprehensive income. Accordingly, the Company believes the separate columns for before exceptional items and exceptional items should comply with the requirements of paragraph 85 of IAS 1. To avoid the risk that the additional information may be misleading, the column descriptions in the statement of comprehensive income are unambiguous and factual.

For the reasons set out above, the Company believes the consolidated statement of comprehensive income is fairly presented in accordance with IAS 1.
Note 2. Significant accounting policies

C. Revenue recognition, F-36

27.
Staff’s comment: You disclose that your fees are unbundled using objective evidence of fair value of the elements represented by your customary pricing for each element in separate transactions and that if evidence of fair value for any undelivered element of the arrangement does not exist, all revenue from the arrangement is deferred until such time that there is evidence of delivery. Clarify how this policy is consistent with your disclosure on page 168 that IFRS includes a broader range of acceptable measures of fair value and therefore revenue is not deferred due to lack of VSOE.

Response: The Company has revised the Registration Statement in response to the Staff’s comment. Please see page 169 of Draft No. 2. The Company respectfully advises the Staff that the Company’s determination of “objective evidence of the fair value of the elements” as discussed in the notes to the Company’s consolidated financial statements constitutes an acceptable measure of fair value under IFRS and is not intended to constitute VSOE, as defined by U.S. GAAP.

June 6, 2017

28.
Staff’s comment: You disclose that where you sell access to a license for a specified period of time and collection of a fixed or determinable fee is reasonably assured, License revenue is recognized upon delivery, unless future substantive upgrades or similar future performance obligations are committed to, in which case revenue is deferred and recognized ratably over the specified period. Clarify the nature of the future substantive upgrades and future performance obligations in these arrangements, and why it is appropriate to recognize revenue ratably rather than based on the value of the item delivered in relation to the total value of all items in the arrangement. We refer you to paragraph 7 of the illustrative examples included in IAS 18.

Response: The Company acknowledges the Staff’s comment and respectfully advises as follows. The nature of future substantive upgrades and future performance obligations in these arrangements are those items that are separately chargeable including platform changes, significant functionality and successor products.

Where future substantive upgrades are specified in the license agreement and fair value can be attributed to those upgrades, revenue for the future upgrade is deferred and recognized on the basis of the fair value of the upgrades in relation to the total estimated sales value of all items covered by the license agreement which is consistent with paragraph 7 of the illustrative examples included in IAS 18. Where the future substantive upgrades are unspecified in the license agreement and are irregular as they could be taken at any time, the Company recognizes revenue ratably over the term of the license agreement.

The Company respectfully advises the Staff that in its 2017 financial statements, it will clarify its revenue recognition accounting policy for sales of software Licenses and Subscriptions as follows:

The Group recognizes License revenue derived from sales to resellers upon delivery to resellers, provided that all other revenue recognition criteria are met; otherwise revenue is deferred and recognized upon delivery of the product to the end-user. Where the Group sells access to a License for a specified period of time and collection of a fixed or determinable fee is reasonably assured, License revenue is recognized upon delivery, except in instances where future substantive upgrades or similar performance obligations are committed to. Where these future performance obligations are specified in the license agreement, and fair value can be attributed to those upgrades, revenue for the future performance obligations is deferred and recognized on the basis of the fair value of the upgrades in relation to the total estimated sales value of all items covered by the license agreement. Where the future performance obligations are unspecified in the license agreement, revenue is deferred and recognized ratably over the specified period. For Subscription revenue where access and performance obligations are provided evenly over a defined term, the revenue is deferred and recognized ratably over the specified period.

29.
Staff’s comment: Clarify the nature of identifiable goods or services that you receive from partners in connection with rebates paid to these partners that are separable from the sales transaction, and how you reasonably estimate fair value.

Response: The Company acknowledges the Staff’s comment and respectfully advises as follows. The nature of the identifiable goods and services received from the Company’s partners consist of dedicated headcount to provide marketing and lead generation which is provided under a separate contract. The value of these identifiable goods and services is included in the terms of the contract and determined using a market rate for dedicated headcount of a similarly skilled person who performs an equivalent service. These services are expensed as a component of the selling and distribution cost financial statement line in the statement of comprehensive income rather than netted against revenue from the partners.

June 6, 2017

Note 11. Other intangible assets, page F-56

30.
Staff’s comment: Your disclosure on page F-40 appears to indicate that development costs are incurred for the purpose of commercial production of products. Clarify the nature of your development cost and technology intangible assets and why the amortization of such assets is included in research and development expenses rather than cost of sales.

Response: The Company acknowledges the Staff’s comment and respectfully advises as follows. The Company incurs internal costs on development projects that are recorded as an intangible asset relating to the development of new computer software programs and significant enhancement of existing computer software programs. Intangible assets classified as technology refer to technology acquired through prior business combinations such as software purchased or internally developed by the acquiree.

IFRS does not provide prescriptive guidance as to the classification of amortization of intangible assets or to the classification of cost of sales. As such, the below analysis was used by the Company when determining the appropriate expense classification.

As outlined in paragraph 99 of IAS 1, an entity shall present an analysis of expenses recognized in profit or loss using a classification based on either their nature or their function within the entity, whichever provides information that is reliable and more relevant. The Company’s consolidated statement of comprehensive income is classified by function rather than nature, as the Company believes this is the method of presentation that is most meaningful to investors and in line with certain peer companies who report under IFRS.

As noted in paragraph 103 of IAS 1, classification by function can provide more relevant information to users than the classification of expenses by nature, but allocating costs to functions may require arbitrary allocations and involve considerable judgement. As the Company classifies expense by function within the consolidated statement of comprehensive income, the Company further analyzed each category of intangible assets to determine how they are used. The function of each intangible asset was determined by identifying the origin of the asset and understanding its purpose and relation to the operations of the business. Below is that analysis for capitalized development costs and technology:

•
Capitalized development costs – Internal costs incurred on development projects relating to the development of new computer software programs and significant enhancement of existing computer software programs are recognized as intangible assets when it is probable that the project will be a success, considering its commercial and technological feasibility, and costs can be measured reliably. Only direct costs are capitalized which are the software development employee costs and third party contractor costs. Development costs are amortized from the commencement of the commercial production of the product on a straight-line basis over the period of its expected benefit, typically being three years. The amortization of research and development costs is not a cost that is directly incurred as a result of generating a sale in the period. While the Company recognizes it is the cost of developing the wider product, it is not the cost of selling each individual unit.

June 6, 2017

•
Technology – Technology refers to technology acquired through prior business combinations (i.e., software purchased or internally developed by the acquiree). The Company believes expenditures for technology acquired through business combinations are in effect costs incurred in lieu of the Company incurring its own research and development costs. Based on the capitalized development cost analysis performed above, had the Company incurred its own internal development costs the expenditures would be recorded as a component of ‘Research and development expenses’ in the consolidated statement of comprehensive income. As a result, the Company believes that the amortization of acquired technology should also be recorded within ‘Research and development expenses’ in the consolidated statement of comprehensive income rather than a component of ‘Cost of sales’.

The Company further notes that the amount of amortization expense for each type of intangible asset (inclusive of capitalized development costs and technology) is disclosed in note 11 to the consolidated financial statements and includes reference to the financial statement line to which the amortization expense was recorded.

Note 26. Pension commitments

Long-term pension assets, page F-70

31.
Staff’s comment: Revise your disclosure to describe the composition of these assets and how the carrying value is determined. Clarify what the actuarial gain is and why it is appropriate to include these amounts in other comprehensive income. Tell us the authoritative accounting literature you are relying on in accounting for these assets.

Response: The Company acknowledges the Staff’s comment and respectfully advises as follows. Long-term pension assets relate to insurance policies held by the Company with guaranteed interest rates that do not meet the definition of a qualifying insurance policy per paragraph 8 of IAS 19. The insurance policies are not a qualifying insurance policy as the assets are not pledged to the pension plan and the Company has the right to make decisions in relation to the management of the assets and utilization of benefits from the assets. The Company accounts for these insurance policies in accordance with paragraphs 116 – 118 of IAS 19 which requires the Company to recognize the right to reimbursement as a separate asset that is measured at fair value. The Company disaggregates and recognizes changes in the fair value of its right to reimbursement in the same way as for changes in the fair value of plan assets which is consistent with paragraph 116 of IAS 19.

The fair value of the reimbursement right is deemed to be the present value of the related obligation because the right to reimbursement under the insurance policies exactly matches the amount and timing of some or all of the benefits payable under the defined benefit plan. This determination of fair value is consistent with paragraph 119 of IAS 19.

June 6, 2017

The change in fair value of the reimbursement right asset is recorded in accordance with paragraph 120 of IAS 19, as required by paragraph 116(b) of IAS 19. The Company records interest on the reimbursement right asset in profit or loss and the return on the reimbursement right asset, excluding amounts included in interest, in other comprehensive income. The Company respectfully advises the Staff that the actuarial gain disclosed on page F-70 represents the return on the reimbursement right asset that is recorded in other comprehensive income, required by paragraph 120 of IAS 19. Furthermore, the return on non-plan assets disclosed on page F-70 represents the interest recorded to profit or loss, required by paragraph 120 of IAS 19.

The Company respectfully advises the Staff that in its 2017 financial statements, it will enhance the disclosure in the pension commitments note to clarify the relationship between the insurance policies and the plan benefits and highlight that the measurement of the reimbursement right is linked to the measurement of the benefit obligation that it matches by replacing the first paragraph in the section titled ‘Long-term pension assets’ with the following:

Long-term pension assets relate to the reimbursement right under insurance policies held by the Company with guaranteed interest rates that do not meet the definition of a qualifying insurance policy as they have not been pledged to the plan and are subject to the creditors of the Group. Such reimbursement right assets are recorded separately in the consolidated statement of financial position as long-term pension assets. Fair value of the reimbursement right asset is deemed to be the present value of the related obligation because the right to reimbursement under the insurance policies exactly matches the amount and timing of some or all of the benefits payable under the defined benefit plan.

Oral Comments

A.
Staff’s comment: The Staff requested that the description of the HPE Tax Opinion specifically reference which law firm will be giving the HPE Tax Opinion, and that the Company consider clarifying the disclosure regarding the content of the HPE Tax Opinion.

Response: The Company has revised the Registration Statement in response to the Staff’s comment. Please see page 66 of Draft No. 2, which specifies the law firm expected to give the HPE Tax Opinion (in addition to disclosure of the name of that law firm in the definition of “HPE Tax Opinion” on page 3 and on page 12). In addition, the Company respectfully advises the Staff that the description of the HPE Tax Opinion contained in Draft No. 2 is consistent with the substance of the HPE Tax Opinion required to be received by HPE pursuant to Sections 7.3(b)(i) and 8.2(d) of the Merger Agreement as a condition to the Closing.

June 6, 2017

B.
Staff’s comment: The Staff requested that the key terms from the section of the Registration Statement entitled “Debt Financing” be included in the section of the Registration Statement entitled “Summary.”

Response: The Company has revised the Registration Statement in response to the Staff’s comment. Please see page 26 of Draft No. 2.

*  *  *  *

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact me at (212) 446-4722 or David Curtiss at (212) 446-5974.

Sincerely,

/s/ Richard B. Aftanas, P.C.
Richard B. Aftanas, P.C.

cc:	Mike Phillips
Micro Focus International plc

Stephen Murdoch
Micro Focus International plc

David A. Curtiss
Kirkland & Ellis LLP

Rishi Varma
Hewlett Packard Enterprise Company

Benjamin M. Roth
Raaj S. Narayan
Wachtell, Lipton, Rosen & Katz